August 31, 2005

BY EDGAR AND BY FEDERAL EXPRESS

Securities and Exchange Commission
450 Fifth Street, N.W., Mail Stop 4-6
Washington, D.C. 20549
Attn: Mr. Larry Spirgel

Re:	Form 20-F for Fiscal Year Ended December 31, 2004 Gilat Satellite Networks Ltd. Filed March 18, 2005 File No. 0-21218

Dear Mr. Spirgel:

        As discussed yesterday with SEC Staff Accountant Ms. Kathryn Jacobson, we are in receipt of the Staff’s comment letter. Given scheduled vacations of some of those professionals involved in preparing our responses, we expect to file our response to the Staff’s comment letter dated August 19, 2005, no later than September 19, 2005.

        If this delay poses a problem or you have any questions or require additional information, please call me at 972-3-929-3020.

Sincerely, Rachel Prishkolnik, Adv. Legal counsel & corporate secretary